Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Interests of Experts” and to the use in this Annual Report on Form 40-F of our report dated March 16, 2015, with respect to the consolidated balance sheet of Algonquin Power & Utilities Corp. as at December 31, 2014 and 2013, and the consolidated statements of operations, comprehensive income, equity, and cash flows for the two years then ended, and our report dated March 16, 2015 with respect to the effectiveness of internal control over financial reporting of Algonquin Power & Utilities Corp. as at December 31, 2014.
We also consent to the incorporation by reference of our reports dated March 16, 2015 in the Registration Statement (From S-8 No. 333-177418) pertaining to Algonquin Power &Utilities Corp

/s/ Ernst & Young, LLP

Toronto, Canada	Chartered Professional Accountants
March 30, 2015	Licensed Public Accountants